12012702

SEC Mail Processing Section
MAR 01 2012
Washington, DC
125

BB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68148 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG PACTUAL US CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVENUE, 57TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAYNA CORLITO (212) 293-4619
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address), NEW YORK (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, FREDERICO MONNERAT ARAUJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG PACTUAL US CAPITAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AJA JAYNE RICHMOND
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6241256
Qualified in New York County
My Commission Expires May 16, 2015

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTG Pactual US Capital, LLC
(Formerly BTG Pactual US Capital Corp.)

Statement of Financial Condition

December 31, 2011

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

# Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
BTG Pactual US Capital, LLC

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (formerly BTG Pactual US Capital Corp.) (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTG Pactual US Capital, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2012

BTG Pactual US Capital, LLC
(Formerly BTG Pactual US Capital Corp.)

# Statement of Financial Condition

December 31, 2011
*(In Thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 108,218 |
| Due from brokers, clearing organizations and others | | 58,595 |
| Due from affiliates | | 5,537 |
| Other assets | | 10,647 |
| Total assets | $ | 182,997 |
| | | |
| **Liabilities and member's equity** | | |
| Due to brokers, clearing organizations and others | $ | 9,043 |
| Due to affiliates | | 1,973 |
| Securities sold, but not yet purchased, at fair value | | 757 |
| Accounts payable and accrued expenses | | 9,920 |
| Deferred compensation | | 10,921 |
| | | 32,614 |
| Member's equity: | | |
| Member's capital | | 162,311 |
| Accumulated losses | | (11,928) |
| Total member's equity | | 150,383 |
| Total liabilities and member's equity | $ | 182,997 |

*See notes to the statement of financial condition.*

*(In Thousands)*

## 1. Organization

BTG Pactual US Capital, LLC (formerly BTG Pactual US Capital Corp.) (the "Company" or "BTG") is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. Through August 31, 2011, the Company was a wholly owned subsidiary of BTG Pactual Global Asset Management (the "Parent") which was a wholly owned subsidiary of BTG Investments LP ("BTGI"). On September 1, 2011, BTG Pactual Holding Internacional S.A. (a wholly owned subsidiary of Banco BTG Pactual S.A.) acquired 100% of the shares of the Company. On December 28, 2011, the Company converted from a corporation to a limited liability company and, subsequently on January 2, 2012, was acquired by BTG Pactual NY Corporation — a newly incorporated entity in the State of New York, which is a wholly owned subsidiary of BTG Pactual Holding Internacional S.A.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its U.S. securities transactions through Pershing LLC. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Exchange Act). BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates. For this reason, BTG has entered into "Transfer Pricing" arrangements with, in the case of Brazilian securities, its Brazilian affiliates to execute and assist in settlement of trades on behalf of its customers.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies

### Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial condition. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash and cash equivalents. Cash on deposits with financial institutions may, at times, exceed federal insurance limits.

### Fair Value

Financial Accounting Standards Board ("FASB") Accounting Standard Codification (ASC) 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value.

### Securities Sold, but not yet Purchased, at Fair Value

The fair value of securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

As of December 31, 2011, securities sold, but not yet purchased are comprised of exchange-traded equities, for which fair value is determined based on quoted prices in active markets for identical securities and thus classified as Level 1 within US GAAP's fair value hierarchy.

### Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

### Receivables and Payables to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The balance also includes payables to customers as it relates to customer fails to receive.

At December 31, 2011, amounts receivable and payable to brokers, dealers and clearing organizations include:

| | Receivables | Payables |
|---|---|---|
| Securities failed to deliver / receive | $ 5,930 | $ 8,988 |
| Clearing organizations | 49,216 | 55 |
| Customer receivable / payable | 3,449 | – |
| Total | $ 58,595 | $ 9,043 |

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

In accordance with ASC 740, *Income Taxes,* the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition.

Upon conversion to a limited liability company, BTG elected to be classified as an association taxable as a corporation. Subsequently, on January 2, 2012, in connection with the acquisition by BTG Pactual NY Corporation, the Company elected to be treated as a single member LLC disregarded as a separate entity.

## 3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2011, the Company had net capital of $43,104, which was $42,854 in excess of the minimum net capital required.

*(In Thousands)*

### 3. Regulatory Requirements (continued)

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii), and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 4. Accounts Payable and Accrued Expenses

At December 31, 2011, accounts payable and accrued expenses include:

| | | |
|---|---|---|
| Accrued compensation | $ | 9,228 |
| Other accruals | | 692 |
| Total | $ | 9,920 |

### 5. Income Taxes

As of December 31, 2011, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10.

At December 31, 2011, the Company had gross deferred tax assets of $9,190, which were recorded within Other assets in the statement of financial condition. The deferred tax asset consisted primarily of net operating loss carryforwards, deferred compensation, unrealized losses, deferred rent, and depreciation and amortization. The Company did not have any deferred tax liabilities as of December 31, 2011. During 2011, the Company released the beginning of the year valuation allowance of $8,657, because it determined that it is more likely than not that the deferred tax assets will be fully utilized prior to their expiration.

At December 31, 2011, the Company had pretax federal net operating loss carryforwards of $8,964, and pretax state net operating loss carryforwards of $6,404 and local net operating loss carryforwards of $6,390, respectively. Federal, state and local net operating loss carryforwards begin to expire in 2030.

*(In Thousands)*

## 6. Concentration of Credit Risk

At December 31, 2011, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2011, 72% of our cash and cash equivalents are deposited with an affiliate – Banco BTG Pactual S.A. – Cayman Branch.

## 7. Deferred Compensation

The Company has entered into deferred compensation plans with various key employees, with a grant date of December 1, 2009 and a vesting date of February 1, 2012. Under the terms of these plans, the employees will be paid a total amount of $9,477 on the vesting date as long as employees continue to be in service on the vesting date. The liability payable at the vesting date has been recognized ratably over the period starting from the grant date through the vesting date. On February 13, 2012, the full amount was paid.

## 8. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2011.

The Company agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing broker for these customer accounts.

*(In Thousands)*

**9. Related Party Transactions**

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements.

As of December 31, 2011, the Company had a due from affiliates balance of $5,537, which includes $2,713 in placement fee receivables. The balance also includes a receivable from affiliates of $757 for referral fees on commissions calculated for all trades, which passes through the U.S. broker-dealer. The remaining balance consists of $2,067, which pertains to commissions earned by the U.S. broker-dealer trading Brazilian stocks.

As of December 31, 2011, the Company had an inter-company payable balance with its affiliate, BTG Pactual US Asset Management Corp., totaling $793. This balance relates to operational expenses incurred by the asset management entity that are reimbursed by the Company.

The Company also has an inter-company payable balance with its affiliate, BTG Pactual Europe LLP, totaling $1,180. This balance consists of commission revenue trades that have cleared through Pershing LLC on behalf of the Company and are payable to BTG Pactual Europe LLP.

On December 15, 2009, BTGI had executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTGI, unconditionally and irrevocably guarantees, the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee agreement expired on December 15, 2011.

**10. Contingencies**

The Company is not involved in any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

*(In Thousands)*

**10. Contingencies (continued)**

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2011, if any, and were subsequently settled had no material effect on the statement of financial condition as of that date.

**11. Subsequent Events**

The Company has evaluated subsequent events through the date this statement of financial condition was issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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# STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
(formerly BTG Pactual US Capital Corp.)
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG